

Pernod Ricard

DF/Lettres2005/128.2005

82-3361



SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

28th of April 2005

For the attention of Mrs Felicia KUNG

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

Antoine PERNOD


Pernod Ricard

Deferred release of Sales First Quarter 2005

Press Release – Paris 27 April 2005 –

Following the announcement of Pernod Ricard's recommended offer for Allied Domecq Plc on 21st April 2005, Pernod Ricard senior management is devoting the 15 days following the announcement to road shows in order to present the offer to investors. **The Group is therefore deferring the release of its sales figures for the First Quarter 2005 to 11th May 2005.**

For more information, please contact:

Francisco de la VEGA	**Patrick de BORREDON**	**Florence TARON**
Communications VP	Investor Relations VP	Press Relations Manager
Tel: +33 (0)1 41 00 40 96	Tel: +33 (0)1 41 00 41 71	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com